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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January    , 2023.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON COMMON SHARES TO BE DELISTED FROM NYSE AMERICAN

Toronto, Ontario – January 9, 2023 – Excellon Resources Inc. (TSX:EXN, NYSE:EXN and FRA:E4X2) (“Excellon” or the “Company”) is announcing that its Board of Directors has approved the voluntary delisting of the Excellon common shares (“Excellon Shares”) from the NYSE American stock market and the deregistration with the U.S. Securities and Exchange Commission (the “SEC”). Excellon has notified the NYSE American of its intention to voluntary delist the Excellon Shares from the NYSE American. The Company currently anticipates that it will file with the SEC a Form 25, Notification of Removal of Listing and/or Registration Under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), relating to the delisting and deregistration on or about January 20, 2023, with the delisting of Excellon Shares taking effect no earlier than ten days thereafter. As a result, the Company expects that the last trading day of the Excellon Shares on the NYSE American will be on or about January 30, 2023.

Following satisfaction of the relevant deregistration conditions under the applicable U.S. federal securities laws, the Form 25 will also terminate the Company’s reporting obligations under the Exchange Act. The Company expects that its reporting obligations will be suspended upon filing of the Form 25.

The Excellon Shares are expected to continue their listing on the Toronto Stock Exchange (“TSX”). In addition, Excellon has filed an application for the Excellon Shares to be quoted on the OTC Markets in the United States, operated by OTC Markets Group Inc. Excellon will continue to provide information to its shareholders and take such actions to enable a trading market in the Excellon Shares to exist in the United States. There is no guarantee, however, that a broker will continue to make a market in the Excellon Shares and that trading of the Excellon Shares will continue on the OTC Markets or otherwise or that the Company will continue to provide information sufficient to enable brokers to provide quotes for the Excellon Shares in the United States.

The Board of Directors of the Company believes that the decision to delist the Excellon Shares from the NYSE American and to terminate its reporting obligations under the Exchange Act is in the best interest of the Company and its shareholders. The Board has determined that the burdens associated with operating as a company listed on the NYSE American outweigh any advantages to the Company and its shareholders at this time. The Board’s decision was based on careful review of numerous factors, including the requirements associated with NYSE American listing standards and that, as also announced today by the Company, delisting from the NYSE American and SEC deregistration is a condition of the Company’s pending acquisition of the La Negra mine.

Excellon reserves the right, for any reason, to delay any of the filings described above, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting and deregistration and termination of its reporting obligations under applicable U.S. federal securities laws in any way.

About Excellon

Excellon’s vision is to realize opportunities through the acquisition of advanced development or producing assets with further potential to gain from an experienced operational management team for the benefit of our employees, communities and shareholders. The Company is advancing a portfolio of silver, base metals and precious metals assets including Kilgore, an advanced gold exploration project in Idaho; and Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. As recently announced, the Company has also entered into an agreement to acquire La Negra, a past-producing Ag-Zn-Cu-Pb mine with exploration potential, located in Mexico.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Shawn Howarth, President & Chief Executive Officer

Daniel Hall, Chief Financial Officer

info@excellonresources.com

www.excellonresources.com

CAUTIONARY STATEMENTS ON FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained, referenced or incorporated by reference in news release constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as: “anticipates”, “apply”, “believes”, “delisting”, “deregistration”, “expects”, “following”, “anticipates” and “upon”, or variations of such words, and similar such words, expressions or statements that certain actions, events or results can, could, may, should, will (or not) be achieved, occur, provide, result or support in the future or which, by their nature, refer to future events. In some cases, forward-looking information may be stated in the present tense, such as in respect of current matters that may be continuing, or that may have a future impact or effect. Forward-looking statements include statements regarding NYSE American delisting, SEC deregistration and quotation on the OTC Markets in the United States (including related applications, suspension or termination of SEC reporting obligations and other outcomes and implications thereof); continued listing on the TSX; and pending acquisition of the la Negra mine including its completion and exploration potential. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct, and any forward-looking statements by the Company are not guarantees of future actions, results or performance. Forward-looking statements are based on assumptions, estimates, expectations and opinions, which are considered reasonable and represent best judgment based on available facts, as of the date such statements are made. If such assumptions, estimates, expectations and opinions prove to be incorrect, actual and future results may be materially different than expressed or implied in the forward-looking statements. Forward-looking statements are inherently subject to known and unknown risks, uncertainties, contingencies and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by the forward-looking statements. Such risks, uncertainties, contingencies and other factors include, among others, the “Risk Factors” in the Company’s annual information form dated March 31, 2022 (“2022 AIF”), and the risks, uncertainties, contingencies and other factors identified in this news release, the Company’s Management’s Discussion and Analysis, and accompanying financial statements, for the year ended December 31, 2021 and prior quarters ended in 2022 (collectively, the “FYE 2021 and Prior 2022 Financial Disclosure”) and the Company’s other applicable public disclosure (including its January 9, 2023 news release relating to the acquisition of the La Negra mine, the “La Negra News Release”). The foregoing list of risks, uncertainties, contingencies and other factors is not exhaustive; readers should consult the more complete discussion of the Company’s business, financial condition and prospects that is provided in the 2022 AIF and the other aforementioned documents. The forward-looking statements referenced or contained in this news release are expressly qualified by these Cautionary Statements as well as the Cautionary Statements in the FYE 2021 and Prior 2022 Financial Disclosure, the 2022 AIF, the La Negra News Release and the Company’s other applicable public disclosure. Forward-looking statements contained herein are made as of the date of this news release (or as otherwise expressly specified) and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: January 9, 2023	By:	/s/ Shawn Howarth
President and Chief Executive Officer